SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

          /X/     Preliminary Proxy Statement
          / /     Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
          / /     Definitive Proxy Statement
          / /     Definitive Additional Materials
          / /     Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12


                             BELL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                             STEEL PARTNERS II, L.P.
                            NEWCASTLE PARTNERS, L.P.
                             WARREN G. LICHTENSTEIN
                                ROBERT FRANKFURT
                                 MARK E. SCHWARZ
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
                   (Name of Persons(s) Filing Proxy Statement)

         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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

         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------


         (5)      Total fee paid:

--------------------------------------------------------------------------------


         / /      Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------


        / /       Check  box if any part of the fee is  offset  as  provided  by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

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         (2)      Form, Schedule or Registration Statement No.:

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         (3)      Filing Party:

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         (4)      Date Filed:

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                                       -2-

                                 PROXY STATEMENT
                                       OF
                             STEEL PARTNERS II, L.P.


                      ------------------------------------



                         ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              BELL INDUSTRIES, INC.


                      ------------------------------------


            PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD


         This proxy statement (the "Proxy Statement") and the enclosed BLUE proxy card are being furnished to shareholders of Bell Industries, Inc., a California corporation (the "Company") by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners") in connection with the solicitation of proxies from the Company's shareholders to be used at the Annual Meeting of Shareholders of the Company that is currently scheduled to be held on Tuesday, January 18, 2000, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to take the following actions: (i) to elect four persons (the "Nominees") to be nominated by Steel Partners for election to the Board of Directors of the Company (the "Board") and (ii) to approve a non-binding shareholder resolution (the "Poison Pill Resolution") urging the Board to terminate the Company's Rights Agreement (the "Rights Agreement") dated as of February 1, 1999 and redeem the Rights (as defined herein) issued thereunder, unless the Rights Agreement is approved by the holders of a majority of the Company's outstanding shares. As nominees for director, Messrs. Lichtenstein, Frankfurt, Schwarz and Wolosky are also deemed to be participants in the proxy solicitation. As a member of the soliciting group, Newcastle Partners, L.P. is also deemed to be a participant in the proxy solicitation. The principal executive offices of the Company are located at 1960 East Grand Avenue, Suite 560, El Segundo, California 90245. This Proxy Statement and the BLUE proxy card are first being furnished to the Company's shareholders on or about December [ ], 1999.

         The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as November 22, 1999 (the "Record Date") and has set January 18, 2000 as the date of the Annual Meeting. Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. On the Record Date, the Company has stated that
[9,608,315] shares of common stock of the Company (the "Shares") were outstanding and entitled to vote at the Annual Meeting. As of such date, Steel Partners, along with all of the participants in this solicitation, were the beneficial owners of an aggregate of 1,685,610 Shares which represents greater than [17.5]% of the Shares outstanding on the Record Date (based on information publicly disclosed by the Company). Steel Partners intends to vote such Shares for the election of the Nominees and for the approval of the Poison Pill Resolution.


         As provided in Article II, Section 2.03(b) of the Company's Restated Bylaws, in the event a shareholder gives notice at the Annual Meeting prior to the election of directors of such shareholder's intention to cumulate such shareholder's votes, then all shareholders may cumulate their votes for candidates in nomination. Steel Partners presently intends to give notice at the Annual Meeting to cumulate its votes. In the event of cumulative voting, in connection with the election of directors, each shareholder is entitled to cumulate votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which such Shares are entitled, or to distribute the votes on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes, up to the number of directors to be elected (which is presently seven), shall be elected. Votes against a director and votes withheld shall have no legal effect. In the event the Company purports to increase the number of directorships pursuant to Article I, Section 1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board.

         THIS SOLICITATION IS BEING MADE BY STEEL PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

         Steel Partners is soliciting proxies for the election of the Nominees to the Company Board and for adoption of the Poison Pill Resolution. Steel Partners is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. Steel Partners urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's shareholders, to giving all the Company's shareholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees and approval of the Poison Pill Resolution will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Steel Partners, c/o Innisfree M&A Incorporated, in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card. Steel Partners urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the committee, c/o Innisfree M&A Incorporated, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         Call toll-free: (888) 750-5834
                Bankers and Brokers Call Collect: (212) 750-5833

                       PROPOSAL I - ELECTION OF DIRECTORS

Why You Should Vote For The Steel Partners Nominees

         Steel Partners believes that the election of the Nominees represents the best means for the Company's shareholders to maximize the value of their Shares. Steel Partners, as the largest shareholder of the Company, has a vested interest in the maximization of the value of the Shares. In considering who is best capable of maximizing value, Steel Partners shares the frustration of the Company's shareholders in the Board's inability to maximize shareholder value.

         The Company's stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board's inability to create value for its stockholders. According to information contained in the management's Proxy Statement for the Annual Meeting (the "Management Proxy
Statement"), during the period from January 1, 1996 through December 31, 1998, the Company's share price performance has trailed the New York Stock Exchange Market Index and a peer group index selected by the Company by a significant margin. According to the Management Proxy Statement, during this period the cumulative total returns for the New York Stock Exchange Market Index was approximately 56%, the Company's peer group index lost less than 1% of its value, and the Company's Shares actually lost approximately 36% of their value.


         The Company's lackluster stock price performance is reflective of the Company's failed acquisition of its Electronics Distribution Group. Upon the consummation of the Company's sale of the Electronic Distribution Group on January 29, 1999 (the "Electronics Sale"), the Company's public filings reflect that it recorded an accounting loss of approximately $62.5 million. Surprisingly, while the Electronics Sale resulted in a significant accounting loss for the Company, certain officers of the Company reaped significant benefits from the Electronics Sale. As provided in the Management Proxy Statement, the Company had agreements with its then executive officers which provided, in essence, that should their be a change in control and the officer's employment is terminated either (i) involuntarily, without just cause, or (ii) voluntarily, if the officer has determined in good faith that his duties have been altered in any material respect or there has been a reduction in his compensation or employee benefits, then upon termination the officer would be entitled to receive a severance payment. Such payments were based on a multiple of an amount of such officer's highest twelve consecutive months of compensation (including bonus payments) during the three year period prior to the change of control. Following the Electronics Sale, which was deemed to constitute a "change in control" of the Company, Messrs. Graham (the Company's former Chief Executive Officer), Hough (the Company's former Senior Vice President), and Weeks (the Company's former Senior Vice President and Treasurer) received a payment of approximately $950,000, $642,000, and $141,000, respectively. Mr. Edwards was not terminated by the Company and did not receive a severance payment that would have amounted to approximately $1,033,000. However, in accordance with the terms of his severance agreement at the time of the change of control, Mr. Edwards may still be entitled to receive the severance payment of $1,033,000 in the event that he is terminated by the Company at any time prior to January 29, 2002 (the third anniversary after the change in control). In addition, pursuant to the terms of the Company's Non-Employee Directors Retirement Plan, in the event of a change in control of the Company accompanied by a cessation of their services as a director, each non-employee director could elect to receive a lump sum payment equal to the present value of his retirement benefit. Although such plan does not specify a period of time after such change of control that such cessation of services must occur or specifically state whether the Company must act to terminate their service, it appears that John J. Cost and Milton Rosenberg, the two existing non-employee directors, could now have the right to receive lump-sum payments of their retirement benefit in the amount of $380,000 and $316,000, respectively, when they elect to cease to serve as directors. Although the Electronics Sale resulted in a large accounting loss for financial reporting purposes, the payouts and other benefits provided to senior officers and directors were not affected. Further, in February 1999, the Company paid Mr. Williams (its former Chairman of the Board, President and Chief Executive Officer) approximately $1,723,000 under a deferred compensation agreement and consulting agreement and an additional $277,000 in lieu of continued salary as Co-Chairman of the Board. According to the Management Proxy Statement, Messrs. Cost, Edwards, Graham, Rosenberg and Williams are all nominees of the Company's Board for election as directors at the Annual Meeting.

         In addition, the Company declared and paid a dividend to shareholders following the Electronics Sale in the approximate aggregate amount of $55 million. As a result of this dividend, which amounted to approximately $5.70 per Share, the per share closing price of the Company's Shares fell from $10.19 on June 8, 1999 to $4.50 on June 9, 1999. Steel Partners believes that this distribution of assets has reduced the effective marketability of the Company's Shares because of a reluctance of institutions to purchase shares of common stock that trades below $5.00 per share. Steel Partners believes that one factor contributing to this reluctance is that brokerage commissions on low-priced stock generally represent a higher percentage of the stock price than commissions on higher priced stock, which result in transaction costs which are a higher percentage of their total share value. Steel Partners further believes that the current per share price level of the Shares make them less attractive to certain investors because many brokerage firms associate such securities with greater trading volatility and impose restrictions on their clients ability to use these securities for purposes of establishing margin accounts. On October 20, 1999, the Company announced that it plans to make an additional cash distribution of about $1.30 per share during its forth quarter, which can further be expected to reduce the per share trading price of the Company's Shares.


         Steel Partners believes that the value of the Company has not been maximized by the Board and is committed to giving all of the Company's shareholders an opportunity to receive maximum value for their Shares. In that regard, on October 7, 1999, Steel Partners sent a letter to the Company which expressed its continued willingness to acquire 100% of the issued and outstanding shares of the Company (other than those Shares held by Steel Partners) at a price of $5.30 per Share in cash (the "Offer"), a price which represented a $0.74 (or approximately 16.5%) premium to the closing price of $4.56 on such date. After reaching a substantial agreement on all terms of a proposed merger agreement other than price, the Offer was rejected by the Company due to its purported belief that the price of $5.30 per share was inadequate. We support the prompt sale of the Company to the highest bidder, whether in cash or some other form of consideration, or any other transaction or series of transactions that will serve to accomplish this goal. If elected, the Nominees are expected to take all actions, subject to their fiduciary duties to the Company's shareholders, to maximize shareholder value, either through the sale of the Company to the highest bidder (whether or not it is Steel Partners) and on the most favorable terms available to the Company, or through a restructuring or recapitalization designed to accomplish these objectives, or otherwise. Neither Steel Partners, nor any other person on its behalf, has made or undertaken any analyses or reports as to whether shareholder value will be maximized as a result of this solicitation or whether the Offer is fair to the shareholders of the Company from a financial point of view. There can be no assurance that shareholder value will be maximized as a result of this solicitation or the election of the Nominees.

         If all are elected, the Nominees will constitute a majority of the current seven members of the Board and will, subject to their fiduciary duties, seek to arrange a prompt sale of the Company to the highest bidder, or another transaction or series of transactions that will serve to maximize shareholder value. Based on recent press announcements by the Company, the participants are aware that the Company is seeking to obtain takeover offers above $5.30 per share. In light of the efforts made to date by the Company, the Nominees have not made a determination whether or not they will actively solicit additional takeover bids for the Company upon election to the Board but reserve the right to do so. In the event that any viable bids for a price in excess of the price willing to be paid by Steel Partners are received, the Nominees would support the sale of the Company in accordance with the terms of any such higher bids. The Nominees would expect that bids would be evaluated based on, among other things, the value of the consideration offered, the ability of the bidder to finance the bid, the quality of any non-cash consideration offered (including the financial condition of any bidder offering non-cash consideration), and the timing and likelihood of consummation of the proposed transaction in light of any required financing or regulatory approvals. However, there can be no assurance that the Board will be able to arrange the sale of the Company even if all of the Nominees are elected.

The Nominees

         Steel Partners is proposing that the shareholders of the Company elect the Nominees to the Board at the Annual Meeting. If required, Steel Partners intends to distribute to the shareholders of the Company supplemental materials, in the event that the Board takes action after the date of this Proxy Statement, to increase the number of Directors of the Company. In the event the Company purports to increase the number of directorships pursuant to Article I, Section
1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board. The participants intend to distribute to the shareholders of the Company supplemental materials in the event that the Board takes action after the date of this Proxy Statement to increase the number of Directors of the Company.

         The following information set forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. This information has been furnished to Steel Partners by the Nominees. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to November 1, 1994. Each person listed below is a citizen of the United States.

         Warren G. Lichtenstein (34) is one of the Committee's nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel Partners since 1993 and prior to January 1, 1996. For information regarding Steel Partners and Steel LLC, see below under "Participant Information". Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., WebFinancial Corporation, Puroflow, Incorporated, PLM International, Inc., CPX Corp., Tech-Sym Corporation and Saratoga Beverage Group, Inc. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,671,710 Shares of the Common Stock of the Company, all of which were owned by Steel Partners. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         In late 1995, Steel Partners commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel Partners, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel Partners received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel Partners would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel Partners' proxy solicitation.

         Robert Frankfurt (34) is one of the nominees for director. Mr. Frankfurt joined the Former General Partner in 1995 and became a non-managing member of Steel L.L.C. in 1996. Mr. Frankfurt concurrently served as President of MDM Technologies during 1997 and 1998. As of the date hereof Mr. Frankfurt does not beneficially own any Shares of the Common Stock of the Company. Mr. Frankfurt has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Frankfurt is 150 East 52nd Street, 21st Floor, New York, NY 10022.

         Steven Wolosky (44) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of CPX Corp. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

         Mark E. Schwarz (39) is one of the nominees for director. Mr. Schwarz is the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. Prior to such time. Mr. Schwarz was the Vice President of Sandera L.L.C., a private investment firm, from 1995, and Manager from 1995 to 1999. Prior to such time Mr. Schwarz was a securities analyst and portfolio manager for SCM Advisors, L.L.C. a registered investment advisor, from 1993 to 1996. As of the Record Date, Mr. Schwarz beneficially owned 13,900 Shares of the Common Stock of the Company. The business address of Mr. Schwarz is c/o Newcastle Partners, 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. For information regarding Mr. Schwarz's purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         The Nominees will not receive any compensation from Steel Partners for their services as a Director of the Company. On January 8, 1999, Steel Partners, Sandera Partners, L.P., Newcastle Partners, L.P., and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on
Schedule 13D with respect to the Common Stock of the Company, (ii) Messrs. Lichtenstein and Schwarz formed a group to nominate a slate of directors to the Board and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board and (iii) Steel Partners agreed to bear all expenses incurred in connection with such committee's nomination of persons to the Board, including approved expenses incurred by any of the nominees in the solicitation of written proxies or votes by such committee. On October 7, 1999, Sandera Partners, L.P. sold its share of Common Stock to Steel Partners and terminated the Joint Filing Agreement with respect to itself. Other than as stated above, there are no arrangements or understandings between Steel Partners and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of the Company if elected as such at the Annual Meeting. The Nominees have executed written consents agreeing to be a nominee for election of Director of the Company and to serve as a Director if so elected. The Nominees have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years and are not adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         According to the Company's public filings, if elected as a Director, each Nominee, as a non-employee director, will receive $1,000 for each attendance at a meeting of the Board or a committee thereof which does not immediately precede or follow a meeting of the Board. Non-employee directors are also entitled to receive stock options under the Company's Non-employee
Directors' Stock Option Plan. Under the Plan, each non-employee director receives options for 10,000 shares upon his election as a director and an option for 1,000 shares for each year thereafter in which he is reelected.

         Steel Partners does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to do so, the Shares represented by the enclosed BLUE proxy card will be voted for alternate nominees. In addition, Steel Partners reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws, including increasing the size of the Board, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute or additional nominees. Also, in the event the election of directors is by cumulative voting, the persons named in the enclosed proxy will cumulate the votes represented by the proxies so as to elect the maximum number of Nominees possible, which number may be less than four.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.


                    PROPOSAL II - THE POISON PILL RESOLUTION

Why You Should Vote for the Poison Pill Resolution

         The Poison Pill Resolution seeks to eliminate the Rights Agreement currently in place at the Company. On February 1, 1999, the Board, without seeking shareholder approval, executed the Rights Agreement. One Right was distributed with respect to each outstanding Share to shareholders of record on February 1, 1999.

         At any time prior to any person or persons becoming an Acquiring Person (generally defined as a person or group of affiliated or associated persons who beneficially own 18% or more of the outstanding common stock of the Company), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price. The Rights will expire at the close of business on May 31, 2001 unless earlier redeemed by the Company, at which time the Company may choose to extend the current Rights Agreement or otherwise execute a new Rights Agreement, in either case, without the consent of shareholders. References to the Rights Agreement contained herein are qualified in their entirety by reference to the Form 8-A of the Company filed with the Securities and Exchange Commission on February 25, 1999, and the text of the Rights Agreement filed as an exhibit thereto.

         The Rights Agreement (commonly referred to as a "poison pill") is an anti-takeover device which effectively prevents a change in control of the Company, including a sale, without the approval of the Board. Triggering the poison pill affects the bidder by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board.

         Steel Partners is soliciting proxies for the Poison Pill Resolution because it believes that the Board's elimination of the poison pill would encourage acquisition proposals for the Company. Currently, as a result of this anti-takeover defense, Steel Partners is unable to consummate a tender offer directly with the Company's stockholders. With the Company's Rights Agreement in place, Steel Partners believes that any acquisition proposal for the Company (by Sttel Partners or ant third-party) would be conditioned on the Rights having been redeemed by the Board or the Rights having been made invalid or otherwise inapplicable to such offer by the Board.

         The Rights Agreement is designed to strengthen the ability of the Board to negotiate with hostile bidders to ensure that the highest premium available be paid to stockholders. It may also serve to discourage coercive offers or may enable the Board to seek an alternative offer for shareholders. However, Steel Partners also believes that such a plan could be used to block an offer which shareholders would find attractive or that it might be used for an undesirable purpose, such as the entrenchment of the Board or management of the Company. Steel Partners further believes that the elimination of the Rights Agreement would give the Company's shareholders an improved ability to determine for themselves how to respond to any offer, solicited or unsolicited, that might be made, including pursuant to the Offer. It is Steel Partners' opinion that the disclosure and substantive requirements of the Williams Act (e.g., Sections 13(d), 14(d) and 14(e) of the Exchange Act) and the supermajority voting requirements relating to certain business combinations that are contained in Article Seven on the Company's Restated Articles and provide the shareholders of the Company adequate protection against unfair or coercive offers. In addition, Steel Partners' Offer is a one-step, all cash offer for 100% of the issued and outstanding Shares of common stock of the Company (other than those Shares owned by Steel Partners), and thus, is not coercive or inequitable to the Company's shareholders, and such Offer (if approved by the Board) would require the approval of the Company's shareholders in order to be consummated.

         In this regard, Steel Partners proposes that the shareholders of the Company adopt the following resolution:

                  "RESOLVED, that the shareholders of Bell Industries, Inc. (the "Company") hereby request that the Board of Directors of the Company terminate the Rights Agreement dated as of February 1, 1999 and redeem the rights distributed thereunder, unless the Rights Agreement is approved by an affirmative vote of a majority of the shareholders at a meeting of shareholders to be called by the Board for such purpose, and that this policy of shareholder approval apply to all "Rights Agreements" considered at any time by the Board."

         This resolution is precatory and non-binding on the Board, even if approved by shareholders. While not binding on the Board, Steel Partners believes that the adoption of the Poison Pill Resolution would send a clear message to the Board that shareholders oppose the Board's unilateral adoption of the Rights Agreement. In order to implement this proposal, first, the Board must pass a resolution to amend the Rights Agreement so as to provide that it must be terminated unless approved by the Company's shareholders. Then this matter would need to be submitted to shareholders for adoption at a duly called annual or special meeting of shareholders.

         YOU ARE URGED TO VOTE FOR APPROVAL OF THE POISON PILL RESOLUTION ON THE ENCLOSED BLUE PROXY CARD.


                           VOTING AND PROXY PROCEDURES

         Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Steel Partners believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares.

         Shares represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of as many of the Nominees to the Board as the voted represented by such proxies are entitled to elect, FOR the Poison Pill Resolution and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Holders of Shares have one vote for each share. Approval of the Poison Pill Resolution requires the affirmative vote of a majority of shares represented and entitled to vote at the Annual Meeting. As provided in Article II, Section 2.03(b) of the Company's
Restated Bylaws, in the event a shareholder gives notice at the Annual Meeting prior to the election of directors of such shareholder's intention to cumulate such shareholder's votes, then all shareholders may cumulate their votes for candidates in nomination. Steel Partners presently intends to give notice at the Annual Meeting to cumulate its votes. In the event of cumulative voting, in connection with the election of directors, each shareholder is entitled to cumulate votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which such Shares are entitled, or to distribute the votes on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes, up to the number of directors to be elected (which is presently seven), shall be elected. Votes against a director and votes withheld shall have no legal effect. In the event the Company purports to increase the number of directorships pursuant to Article I,

Section 1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board.

         A quorum must be present to take any action on a voting matter at the Annual Meeting. The presence in person or by proxy of the persons entitled to vote a majority of the Shares will constitute a quorum at the Annual Meeting. For purposes of determining the number of Shares present in person or represented by proxy on voting matters, all votes cast "FOR", "AGAINST" or "ABSTAIN" are included. A "Broker Non-Vote" is a vote withheld by a broker on a particular matter because the broker has not received instructions from the customer for whose account the shares are held. Broker non-votes and abstentions are not treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes and abstentions will have no effect on the election of directors.

         The Poison Pill Resolution constitutes a non-binding recommendation by the Company's shareholders to the Board and is merely advisory. Thus, even if shareholders adopt such resolutions, the Board would not be required to take the recommended actions, and there can be no assurance that the Board will consider the Poison Pill Resolution if such resolution is adopted.

         Shareholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Steel Partners, in care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Proxy Statement or to the Company, at 1960 East Grand Avenue, Suite 560, El Segundo, California 90245 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Steel Partners requests that either the original or photostatic copies of all revocations be mailed to Steel Partners, in care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Proxy Statement so that Steel Partners will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD AND FOR THE POISON PILL RESOLUTION, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.


                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by Steel Partners. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of Steel Partners, none of whom will receive additional compensation for such solicitation.

         Steel Partners has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive $[ ] together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Steel Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Steel Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ approximately [ ] persons to solicit the Company's shareholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by Steel Partners. Steel Partners does not currently intend to seek reimbursement of the costs of this solicitation from the Company, although if some or all of the Nominees are elected, Steel Partners may seek reimbursement from the Company for the costs of this solicitation. Costs of this solicitation of proxies are currently estimated to be approximately $[ ]. Steel Partners estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[ ].


                         INFORMATION ABOUT PARTICIPANTS

         The general partner of Steel Partners is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners is investing in the securities of micro-cap companies. The principal business address of Steel Partners and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Robert Frankfurt is an employee and non- managing member of Steel LLC and an employee of Steel Partners. As of the date hereof, Steel Partners is the beneficial owner of 1,671,710 shares of the Common Stock of the Company. Steel LLC does not beneficially own any shares of the Common Stock of the Company on the date hereof, except by virtue of its role in Steel Partners. For information regarding Steel Partners purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         Mr. Wolosky is Senior Partner of Olshan Grundman Frome Rosenzweig and Wolosky LLP, counsel to Steel Partners. Mr. Wolosky does not beneficially own Shares of Common Stock of the Company.

         Newcastle Partners, L.P. ("Newcastle") is a Texas limited partnership. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the sole general partner of Newcastle. As of the date hereof, Newcastle was the beneficial owner of 13,900 shares of Common Stock of the Company. For information regarding the purchases and sales of Shares of the Common Stock of the Company during the past two years by Newcastle, see Schedule I.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of shareholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors. Steel Partners has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.


           CERTAIN TRANSACTIONS BETWEEN STEEL PARTNERS AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither Steel Partners, nor any of the Nominees or any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, since November 1, 1996 with respect to any Shares of the Company; or (iii) knows of any transactions since November 1, 1996, currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by Steel Partners or any of the Nominees or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither Steel Partners nor any of the Nominees, nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, Steel Partners has reviewed, and will continue to review, on the basis of publicly available information, as well as certain non-public information supplied to the Company pursuant to a Confidentiality Agreement, various possible business strategies that they might consider in the event that the Nominees are elected to the Board. In addition, if and to the extent that Steel Partners acquires control of the Company, Steel Partners intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.


                    OTHER MATTERS AND ADDITIONAL INFORMATION

         Steel Partners is unaware of any other matters to be considered at the Annual Meeting. However, Steel Partners has notified the Company of their intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion. Shareholders will have no appraisal or similar dissenter's rights with respect to the proposal to adopt the Poison Pill Resolution.

                             STEEL PARTNERS II, L.P



                               December [ ], 1999

                                   SCHEDULE I

                  TRANSACTIONS IN THE SECURITIES OF THE COMPANY


   Shares of Common                  Price Per           Date of
Stock Purchased/(Sold)               Share(1)         Purchase/Sale

                             STEEL PARTNERS II, L.P.
  18,400                             4.30424            10/1/98
  16,000                             4.28250            10/2/98
   7,400                             3.99703            10/5/98
  50,900                             4.11340            10/7/98
   7,300                             3.68340            10/8/98
  14,500                             3.69610            10/9/98
   2,600                             3.72000           10/12/98
   1,600                             3.68875           10/13/98
  11,800                             3.94246           10/16/98
  12,200                             4.44131           10/27/98
   4,000                             4.47000           10/29/98
   7,600                             4.37954           10/30/98
   3,200                             4.34500            11/2/98
   1,400                             4.86001            11/4/98
   1,100                             4.86001            11/5/98
   1,700                             4.84501            11/9/98
   9,200                             4.84160           11/10/98
   1,200                             4.84501           11/11/98
     900                             4.84501           11/12/98
   2,700                             4.84500           11/18/98
  22,800                             4.83568           11/19/98
  24,000                             4.72625           11/20/98
   1,400                             4.72001           11/27/98
   5,000                             4.72000           11/30/98
   4,000                             4.72000           12/01/98
  10,000                             4.65750           12/03/98
  11,500                             4.69570           12/04/98
  10,000                             4.72000           12/07/98
  13,600                             4.70851           12/08/98
  66,800                             4.74701           12/09/98

  53,600                              4.72787           12/10/98
  28,200                              4.77142           12/11/98
  15,000                              4.71000           12/14/98
  40,500                              4.75796           12/15/98
   5,400                              4.69407           12/16/98
  76,610                              4.87506           12/17/98
   1,200                              4.81251           12/18/98
  46,100                              5.01802           12/22/98
  30,900                              5.37597           12/23/98
  30,600                              5.37500           12/24/98
 239,900                              5.37001           12/28/98
  48,200                              5.38300           12/31/98
 149,200                              5.55780             1/5/99
  16,000                              5.69780             1/7/99
  32,400                              5.70630             1/8/99
   9,500                              5.68774            1/11/99
  10,000                              5.65750            1/12/99
  40,000                              5.58250            1/13/99
  12,400                              5.38100            1/14/99
  20,000                              5.36750            1/15/99
  52,400                              5.62000            1/20/99
  25,000                              5.62500            1/21/99
  28,600                              5.62500            1/22/99
   6,500                              5.51808            1/25/99
   8,500                              5.49200            1/26/99
   4,600                              5.62500            1/28/99
   5,100                              5.62441             2/8/99
   3,000                              5.59000            2/12/99
  32,700                              5.38838            2/24/99
  21,600                              5.45030            2/25/99
  25,000                              5.45700            2/26/99
   8,200                              5.37500             3/1/99
 200,000                              5.30000            10/7/99

 Shares of Common                     Price Per            Date of
Stock Purchased/(Sold)                Share(1)           Purchase/Sale

                            NEWCASTLE PARTNERS, L.P.
   3,000                               5.80                1/7/99
   1,000                               5.74               1/11/99
  (3,100)                              5.24               5/14/99
   5,000                               4.75               9/30/99
   8,000                               4.56              10/15/99

(1) Prices have been adjusted to take into effect the receipt by such shareholder of a cash distribution of $5.70 in June 1999.

                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Steel Partners your proxy FOR the election of the Nominees and FOR the Poison Pill Resolution by taking three steps:

         1.       Sign the enclosed BLUE Proxy Card;

         2.       Date the enclosed BLUE Proxy Card; and

         3. Mail the enclosed BLUE Proxy Card today in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee of other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your Shares. Steel Partners urges you to confirm in writing your instructions to Steel Partners in care of Innisfree M&A Incorporated at the address provided below so that Steel Partners will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree M&A Incorporated at the address set forth below:


                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                          Call Toll Free (888) 750-5834
                                       or
                      Banks and Brokers Call (212) 750-5833

              BELL INDUSTRIES, INC. ANNUAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF STEEL PARTNERS II, L.P.

         The undersigned appoints Warren G. Lichtenstein or Robert A. Frankfurt and each of them, as attorneys and agents with full power of substitution to vote all shares of Common Stock of Bell Industries, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company that is currently scheduled to be held on January 18, 2000, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:


STEEL PARTNERS II, L.P. RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW AND FOR THE POISON PILL RESOLUTION.

1.  ELECTION OF DIRECTORS:                  FOR     WITHHOLD   FOR ALL
                                            ALL       ALL      Except nominee(s)
    Nominees: Warren Lichtenstein, Mark                        written below
    Schwarz, Robert Frankfurt, Steven     [    ]    [    ]        [    ]
    Wolosky

    ------------------------------------

2. POISON PILL RESOLUTION PROPOSED BY STEEL PARTNERS. To adopt the following resolution:

    "RESOLVED, that the shareholders of Bell Industries, Inc. (the "Company") hereby request that the Board of Directors of the Company terminate the Rights Agreement dated as of February 1, 1999 and redeem the rights distributed thereunder, unless the Rights Agreement is approved by an affirmative vote of a majority of the shareholders at a meeting of shareholders to be called by the Board for such purpose, and that this policy of shareholder approval apply to all "Rights Agreements" considered at any time by the Board."

    FOR [    ]           AGAINST [    ]          ABSTAIN     [    ]

3. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto, including cumulatively for all or fewer than all of the Nominees and FOR the Poison Pill Resolution, in the sole discretion of the proxies and in the manner set forth in Item 3 above.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.


DATED:  _________________________________, 2000.


 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


     IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
                               ENCLOSED ENVELOPE!

            IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL

                           INNISFREE M&A INCORPORATED
                          CALL TOLL FREE (888) 750-5834